UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 19, 2024

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On December 19, 2024, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following three (3) curated properties from the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”), through the purchase of three (3) assets that were previously wholly owned by Roots Atlanta 28 SFR, LLC, a wholly-owned subsidiary of the Sponsor:

Property Address:	3963 Rockey Valley Drive Conley, GA 30288
Description:	This 1,114-square-foot single-family home, built in 1967, has 3 bedrooms and 1.5 bathrooms and sits on approximately 0.37 acres.
Purchase Price by Roots:	$182,119 allocated purchase price
Current Market Value:	$210,000

Property Address:	4860 Lost Colony Court Lithonia, GA 30058
Description:	This 1,040-square-foot single-family home was built in 1979. It has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.28 acres.
Purchase Price by Roots:	$182,688 allocated purchase price
Current Market Value:	$253,000

Property Address:	615 Cowan Road Covington, GA 30016
Description:	This 1,931-square-foot single-family home was built in 1992. It has 3 bedrooms, 2 bathrooms, and sits on approximately 0.61 acres.
Purchase Price by Roots:	$231,040 allocated purchase price
Current Market Value:	$280,000

Item 1. Fundamental Changes

Property Acquisitions

On December 19, 2024, the Company completed the acquisition of the following residential properties. The properties were acquired by a single-purpose entity owned by the Company, Roots Woodward 8, LLC.

Property Address:	497 Woodward Ave SE Atlanta, GA 30312
Description:	This 1,215-square-foot two-unit dwelling was built in 1930, has 2 bedrooms and 2 bathrooms, and sits on approximately 0.16 acres.
Purchase Price by Roots:	$425,000 purchase price
Current Market Value:	$600,000

Property Address:	509 Woodward Ave SE Atlanta, GA 30312
Description:	This 1,320-square-foot two-family residential home was built in 1920, has 2 bedrooms and 2 bathrooms, and sits on approximately 0.12 acres.
Purchase Price by Roots:	$475,000 purchase price
Current Market Value:	$615,000

Property Address:	513 Woodward Ave SE Atlanta, GA 30312
Description:	This 1,304-square-foot two-unit dwelling was built in 1920, has 2 bedrooms and 2 bathrooms, and sits on approximately 0.11 acres.
Purchase Price by Roots:	$425,000 purchase price
Current Market Value:	$615,000

Property Address:	517 Woodward Ave SE Atlanta, GA 30312
Description:	This 1,300-square two-family residential home was built in 1920, has 2 bedrooms and 2 bathrooms, and sits on approximately 0.10 acres.
Purchase Price by Roots:	$475,000 purchase price
Current Market Value:	$615,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 12/23/2024

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 27, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.